EXHIBIT 99.4

 BRIGHT STATION ANNOUNCES A SERIES OF TECHNOLOGY AND MARKETING AGREEMENTS WITH
                               INTEL CORPORATION

            Bright Station wins Intel Contracts and Intel Commits to
   R&D Activity and Sales Cooperation Across All Bright Station Business Units

London, England - 10th January 2001 - Bright Station plc (LSE: BSN, NASDAQ:
BSTN) (www.brightstation.com), a provider of market-leading Internet and eCommerce solutions, today announced a series of technology and marketing agreements with Intel Corporation (NASDAQ: INTC) (www.intel.com), the world's largest chip maker and a leading manufacturer of computer, networking and communications products, which will benefit both businesses across several areas and has already resulted in tangible business gains.

Highlights of the relationship:

Smartlogik

     o Smartlogik's Knowledge Management solution piloted in Intel's Northern European operations with a view to worldwide rollout

     o Intel selects Smartlogik to be demonstrated in Intel Solution Centres as an example of a leading edge Knowledge Management solution

     o Intel commits engineering resources to optimise the Smartlogik application suite for current and future 32 bit processors and the Intel(R) Itanium(TM) processor

Sparza

o Sparza and Intel Online Services to jointly market scaleable hosted eCommerce solutions

     o Absorption of Boo.com Technology assets into Sparza provide unique pan-European offering

     o Hosted applications market expected to grow to $11.3 billion by 2003 with Europe accounting for 30% (Source: Forrester Research)

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WebTop

     o WebTop reduces cost and delivers five fold increase in retrieval speed across over half a billion web pages by switching to Intel Architecture

Bright Station Corporate

     o Bright Station Symphony Ltd. established to manage the relationship with Intel Corporation and other, cross-subsidiary opportunities


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"We are delighted to have concluded this important series of agreements with
Intel. They are a significant endorsement of our technologies and businesses," commented Dan Wagner, CEO of Bright Station. "We are excited about the improved performance our software will deliver to our customers based on Intel-based servers. By collaborating with Intel, we can ensure even better performance, cost effectiveness and scalability on Intel platforms. These agreements obviously have major implications for the group as a whole, and we are delighted to be entering the New Year with this solid relationship in place."

Sean Maloney, Intel Senior Vice President, Sales and Marketing Group with Worldwide responsibility said:- "Bright Station's range of products and services are at the heart of e-business. Powered by Intel-based servers, Bright Station offers customers more powerful e-business solutions with the scale and flexibility to meet the demands of today's unpredictable Internet economy."

John Woodget, Director of Northern Europe, Intel added "These agreements are important because of the broad nature of the relationship extending across many areas of Intel and all of Bright Station's business units."

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Commentary follows on each initiative:
     Smartlogik (www.smartlogik.com) Bright Station's Internet infrastructure solutions


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1.   Intel selects Smartlogik to be demonstrated in Intel Solution Centres as an example of a leading edge Knowledge Management solution

     The companies will jointly develop and market cost effective, enterprise-class solutions built on Smartlogik's suite of Knowledge Management applications and Intel-based servers.

     The goal is to provide Intel customers with solutions that offer a better price/performance ratio than comparable offerings running on other processor architectures. To that end, Intel will commit substantial marketing resources toward co-marketing programs and expanded field sales engagement.

2. Intel has committed engineering resources to optimise Smartlogik's application suite for Intel(R) Itanium(TM) processor

     Intel will place Smartlogik's suite of applications in Intel Solution Centers, with the goal of further optimising Smartlogik applications for Intel's current and future 32-bit processors. In addition, Intel Solution Centers will work with Smartlogik to deploy its suite of Knowledge Management applications on Intel-based solutions. Smartlogik will develop and release a version of MuscatSearch and MuscatStructure for Intel(R) Itanium(TM) processor. The companies will provide joint training and customer support initiatives designed to ensure easy, cost-effective deployment.

     "We expect to prove very visibly that Smartlogik's Knowledge Management applications, powered by Intel-based servers, offer customers an excellent solution with the scale and flexibility to meet the demands of today's ever-changing Internet economy." stated Richard Curran, Intel's Manager solutions enabling and services, E-business and communications solutions group, EMEA

3. Smartlogik's Knowledge Management solution piloted in Intel's Northern European operations with a view to worldwide rollout

     Initially, the solution will be piloted by Intel's Northern European sales division and subject to successful trials it is intended that it will be rolled out worldwide thereafter.

     Smartlogik will provide its software solutions, including MuscatStructure and MuscatDiscovery, which will form part of Intel's intranet allowing management

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     and salespeople to easily and quickly retrieve relevant information on markets and customers from internal archives and repositories.

     "I have often been frustrated when trying to quickly find information which I know we have somewhere in our corporate intranet,"' said John Woodget, Intel's Director for Northern Europe. "Smartlogik's suite of products facilitates efficient and comprehensive retrieval of data within our network - allowing me and my colleagues to be more productive."

Sparza (www.sparza.com)
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     1.  Sparza and Intel Online Services to jointly market scaleable, hosted
         eCommerce solutions worldwide

     Intel Online Services, Inc. (IOS), the Internet application-hosting subsidiary of Intel Corporation, and Sparza, the hosted eCommerce solutions subsidiary of Bright Station plc, will market their offerings to major retailers and manufacturers worldwide.

     The hosted Applications market is expected to grow to $11.3 billion by 2003 (Forrester Research) with Europe accounting for approximately 30%. As retailers and manufacturers appreciate the cost-effectiveness of renting their eCommerce infrastructures rather than buying and building them from scratch, Sparza will be able to offer a total solution to this vastly expanding market.

     o Sparza provides a scaleable architecture for delivering eCommerce services throughout Europe and the world, and total integration with existing fulfilment, warehousing and ERP (Enterprise Resource Planning) systems;

     o IOS provides the complete environment and support services to deliver the Sparza solution on a global basis.

     "We are have a global network of Internet data centers with world class eBusiness outsourcing capabilities," said Richard Dracott, Director of Marketing and Services, EMEA, Intel Online Services. "Through our UK data center, Sparza is able to offer multi-lingual, multi-currency capabilities that are critical for Pan European or global eCommerce".

     Sparza provides a unique and much needed, sophisticated, one-stop shop solution for the existing 'bricks and mortar' retailers and manufacturers. The integration of the technology assets of Boo.com has allowed Sparza to offer a global solution that is unique. This market is poised for enormous growth and

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     Sparza's 'best of breed' technology solution will allow Sparza and Intel to jointly reap its considerable benefits.

WebTop (www.webtop.com)

1. WebTop reduces cost and delivers five fold increase in retrieval speed across over half a billion web pages by switching to Intel Architecture

WebTop, the next generation search engine, is now leveraging its newly developed distributed search technology together with Intel's clustering Architecture which has improved speed of retrieval by over 500%. In addition, WebTop has been able to significantly reduce its overall cost of operations as a result of using the cost-effective, highly scalable Intel-based server platforms.

"These significant improvements in retrieval speed have allowed us to win key customers such as PC World and ZD Net" Said Andy Mitchell, CEO of WebTop "and we have a healthy pipeline of similar prospects who are equally impressed with our sub second response to queries"

Bright Station Corporate

     1. Bright Station Symphony Ltd. established to manage cross-subsidiary opportunities

Bright Station has established a new subsidiary business specifically to coordinate opportunities arising out of this agreement, and any other cross-company alliances, to ensure effective leverage of partnership activities.

                                    - ENDS -


For further information, please contact:


Nick Chaloner
Head of Corporate Communications
Bright Station plc                                     +44 (0)20 7930 6900
nickchaloner@brightstation.com

John Olsen / Nick Lockwood
Hogarth Partnership                                    +44 (0)20 7357 9477
nicklockwood@hogarthpr.co.uk

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NOTES TO EDITORS
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Bright Station plc


     Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. It is comprised of the following:

     Smartlogik - Creates corporate efficiencies through its superior knowledge management solutions. Smartlogik solutions combine proprietary, technologies that enable user-friendly searching, indexing and categorization of unstructured information, and business-friendly implementation services to ensure that every corporation realizes maximum benefit from the application.

     Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and concentrate on the value-adding parts of the business such as customer service, product development and marketing.

     WebTop - The next generation search services company having one of the largest web indexes worldwide, with over 500 million web pages catalogued and organized into information zones to deliver context specific and accurate retrieval on the web.

     Officeshopper - The Internet procurement and business supplies vendor.

     Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.

Intel Corporation

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information is available at http://www.intel.com/pressroom